Exhibit 99.1

NewGen to Acquire Additional 3% of K25.ai at US$250 Million Valuation Following

Strong Community Beta; Strengthening Market Cap Above US$5 Million

Follow-on investment would increase NewGen’s aggregate ownership to 13%

BANGKOK, 27 July 2026 (GLOBE NEWSWIRE) — NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a technology-driven, diversified growth company, today announced that it has entered into a definitive agreement to acquire an additional 3% equity interest in K25.ai at a US$250 million equity valuation.

The US$7.5 million investment follows K25.ai’s successful community beta and rapidly accelerating market traction. Upon completion, NewGen’s aggregate ownership in K25.ai is expected to increase from 10% to 13%.

As part of the consideration, NewGen expects to issue approximately 2.5 million Class A ordinary shares. Upon issuance, the Company’s total outstanding shares are expected to increase to approximately 5.9 million, strengthening its market capitalization above the US$5 million threshold and supporting ongoing Nasdaq listing compliance.

K25.ai recently entered community beta and is seeing early engagement from users and creators. The stepped-up US$250 million valuation reflects NewGen’s confidence in the platform’s AI-native approach and its potential as it scales across Asia-Pacific.

NewGen’s existing 10% stake in K25.ai has an implied value of US$25 million at the latest transaction valuation, compared with its original investment cost of US$10 million.

Alfred Siu, Founder, Chairman and Chief Executive Officer of NewGen, commented: “K25.ai’s strong community beta performance and early growth reinforce our conviction that it can become a defining AI-powered information market platform. The increase from our original US$100 million entry valuation to US$250 million reflects the company’s rapid execution, expanding ecosystem and significant market opportunity. By increasing our investment, we are deepening our participation at an important stage of K25.ai’s development while also strengthening our market capitalization position.”

Andy Cheung, Founder and Chief Executive Officer of K25.ai, commented: “The step-up to a US$250 million valuation after our community beta launch validates the platform’s early traction. NewGen’s decision to increase its stake at this higher valuation reflects confidence in our roadmap as we scale across Asia-Pacific.”

The NewGen Class A ordinary shares forming part of the consideration are expected to be issued pursuant to applicable exemptions from registration under the Securities Act of 1933, as amended. Further details regarding the transaction will be included in a Form 6-K furnished to the U.S. Securities and Exchange Commission.

About K25.ai

K25.ai is an AI-native livestreaming and information market platform combining live content, AI-assisted market creation and resolution, and interactive watch-to-predict experiences. Built for sports, esports, entertainment, creator competitions and other permitted event categories, K25.ai is creating a new category at the intersection of livestreaming, artificial intelligence and audience participation. To learn more, visit www.k25.ai.

About NewGen

NewGenIVF Group Limited is a technology-forward, diversified growth company pursuing opportunities across real estate development, digital asset innovation, and reproductive health solutions. The Company operates through NewGenProperty, focused on real estate development projects in Ras Al Khaimah, United Arab Emirates; NewGenDigital, focused on digital asset and decentralized-finance solutions; and NewGenSup, focused on health and longevity products and solutions. NewGenIVF’s legacy business includes IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. Information contained on, or accessible through, the Company’s website is not incorporated by reference into this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to: statements concerning the anticipated completion of the investment and the resulting increase in Newgen’s aggregate ownership of K25.ai from 10% to 13%; the US$250 million valuation and the implied value of NewGen’s existing stake in K25.ai; the anticipated issuance of approximately 2.5 million Class A ordinary shares as partial consideration and its expected effect on the total outstanding shares, market capitalization, and ongoing listing compliance; K25.ai’s growth prospects, and the parties’ future development plans. These forward-looking statements are based on the Company’s current expectations, estimates, projections, and assumptions as of the date of this press release and are subject to known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These risks and uncertainties include, among others: the possibility that the transaction may not be completed on the terms described or at all; the risk that the Company’s ownership in K25.ai may be diluted as K25.ai closes further investment rounds; the risk that the carrying value of the Company’s investment in K25.ai is not realized and may be impaired; risks generally associated with strategic investments; share dilution and capital markets issuance risk; and the risk that the anticipated increase in the Company’s market capitalization following the share issuance depends on prevailing share price and investor sentiment, which may fluctuate, and that the Company may not achieve or sustain compliance with applicable Nasdaq listing standards notwithstanding the issuance. Additional risks are described in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable securities laws.

Investor Relations Contact

NewGen Investor Relations

ICR, LLC

Robin Yang

+1 (212) 537-3847

NewGenIVF.IR@icrinc.com